UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32843

THI USA INC.

(Formerly known as Tim Hortons Inc., a Delaware corporation)

(Exact name of registrant as specified in its charter)

874 Sinclair Road,

Oakville, ON, Canada

L6K 2Y1

(905) 845-6511

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record of Common Stock, $0.001 par value per share, as of the certification or notice date: None

Approximate number of holders of record of Preferred Share Purchase Rights as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Tim Hortons Inc., a Canada Business Corporations Act corporation, as successor to THI USA Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 8, 2009	By:	/s/ Cynthia J. Devine
Cynthia J. Devine
Chief Financial Officer